Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127795
MIDWAY GAMES INC.
Up to 109,363 Shares of Common Stock
par value $.01

     The persons offering shares of our common stock by means of this prospectus, and the maximum number of shares that they may offer, are identified under the heading “Selling Stockholders” in this prospectus. The selling stockholders acquired the shares or rights to acquire the shares of our common stock covered by this prospectus in connection with our acquisition of Ratbag Holdings Pty Ltd (“Ratbag”), a software development company located in Australia. See “Selling Stockholders” on pages 3 and 4 below.
     Our principal executive office is located at 2704 West Roscoe Street, Chicago, IL 60618, telephone no. (773) 961-2222. Our common stock is listed on the New York Stock Exchange under the symbol “MWY.” On September 12, 2005, the last reported sale price of our common stock on the NYSE was $16.21 per share.
     The selling stockholders may offer shares through public or private transactions, at prevailing market prices, at privately negotiated prices or by any other lawful method. The selling stockholders are not required to sell any of their shares. More detailed information about the distribution of the shares is found in the section of this prospectus entitled “Plan of Distribution.”

Investing in our common stock involves risks.
See “Risk Factors” on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is September 13, 2005.

About this Prospectus
     You should carefully read this prospectus before purchasing our common stock, including the information under the heading “Risk Factors.” You should also carefully read the documents that are identified under the heading “Documents Incorporated by Reference” near the end of this prospectus.
Risk Factors
     Investing in our securities involves risks. The most significant factors that make an investment in our securities risky or speculative are discussed under the captions “Item 1. Business—Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K; and in the Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are incorporated by reference in this prospectus. These factors, and others that are not presently known to us, may cause our operating results to vary from anticipated results or may materially and adversely affect our business and financial condition. If any of the unfavorable events or circumstances described in the risk factors actually occur, our business may suffer, the trading price of our common stock and other securities could decline, and you could lose all or part of your investment.
Forward-Looking Statements
     Some of the information in this prospectus contains “forward-looking statements” within the meaning of the federal securities laws. These statements may also be found in the information incorporated by reference in this prospectus. These statements describe our plans, strategies and goals and our beliefs concerning future business conditions and our business outlook based on currently available information. We make no commitment to update the forward-looking statements included in this prospectus, except as required by law. Forward-looking statements typically are identified by use of terms describing future events and terms such as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “seek,” “believe,” “plan,” “strategy,” “estimate,” “intend” and similar words, although some forward-looking statements are expressed differently. You should consider carefully the discussion of risks and uncertainties incorporated by reference as described under the heading “Risk Factors” above and in other sections of this prospectus, as well as in the information incorporated by reference, which describe additional factors that could cause events or our actual results to differ from the expectations expressed in the forward-looking statements.
Use of Proceeds
     We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders in this offering.
Common Stock Market Price Data
     Our common stock trades publicly on the NYSE under the symbol “MWY.” The following table shows the high and low closing sale prices of our common stock for the periods indicated as reported on the NYSE:

Calendar Period	High	Low
2003
First Quarter	$4.62	$2.95
Second Quarter	4.22	3.14
Third Quarter	3.82	2.10
Fourth Quarter	3.92	2.62

Calendar Period	High	Low
2004
First Quarter	$7.38	$3.65
Second Quarter	12.85	7.25
Third Quarter	12.53	9.45
Fourth Quarter	11.63	9.23

2005
First Quarter	$10.66	$8.69
Second Quarter	11.11	8.19
Third Quarter (through September 12, 2005)	16.51	11.19
On September 12, 2005, there were approximately 1,050 holders of record of our common stock.
Dividend Policy
     We have never paid cash dividends on our common stock. In addition, under our agreements with our bank and with some of our securityholders, we are prohibited from paying cash dividends on our common stock. We plan to retain any earnings to fund the operation of our business.
Selling Stockholders
     We have registered shares of our common stock in order to permit the persons named below to offer the shares for resale from time to time. We have agreed to pay the expenses of the registration.
     On August 4, 2005, we issued 377,453 shares of our common stock as consideration for all of the shares of capital stock of Ratbag Holdings Pty Ltd. This prospectus covers 30,196 of those shares, which were issued to Martin Cooper in exchange for his Ratbag shares. This prospectus also covers 41,117 shares of our common stock issued on the same date to five persons, including Mr. Cooper, as consideration for the extinguishment of all rights to acquire shares of capital stock of Ratbag. 1,055 of those shares were issued to Mr. Cooper. This prospectus also covers up to 38,050 shares that may be issued to employees of Ratbag, as described below.
     Of Mr. Cooper’s shares of our common stock that are covered by this prospectus, 1,153 will be held in escrow until August 4, 2006 and another 3,349 will be held in escrow until August 4, 2008 for his potential indemnification obligations to us. These shares may not be sold as long as they are held in escrow. He has also agreed not to sell or otherwise transfer the following numbers of the remaining shares issued to him until the following dates: 4,935 shares until August 4, 2006; another 4,566 shares until after August 4, 2007; and another 1,218 shares until after August 4, 2008.
     On August 4, 2005, we also granted rights to purchase an aggregate of 38,050 shares of our common stock to 10 employees of Ratbag as inducements to remain so employed after the acquisition. These rights are exercisable as to 33% of these shares on August 4, 2006, as to an additional 33% of these shares on August 4, 2007 and as to an additional 34% of these shares on August 4, 2008. Rights may be exercised without consideration for those shares only within the one-month period following each the date they become exercisable. If the employee’s services with us (including our subsidiaries) are terminated for any reason except for a termination by us without cause, the employee will forfeit any unexercised rights. The holders of the rights are identified in the selling stockholder table below.
     Prior to the acquisition, Ratbag provided videogame development services to us. The selling stockholders, as indicated by the footnotes to the selling stockholder table below, were employees or a consultant of Ratbag prior to the acquisition. The selling stockholders other than Mr. Cooper continue to be so employed. Except in their service to Ratbag, the selling stockholders have not had any material relationships with us in the past three years.

     Each of the selling stockholders has advised us that he or she is not a registered broker-dealer and is not an affiliate of a registered broker-dealer.
     The table below identifies the selling stockholders and other information regarding the beneficial ownership of our common stock by each of the selling stockholders. The second column lists the number of shares of our common stock beneficially owned by each selling stockholder as of September 12, 2005. The third column lists the number of shares of common stock that may be offered by each selling stockholder through this prospectus.
     The fourth and fifth columns assume the sale of all of the shares offered by each selling stockholder in this offering, although the selling stockholders are not required to sell any of their shares included in this prospectus. We do not know whether any selling stockholder will sell any or all of his or her shares of common stock under this prospectus.

			Shares	Percent of Class
	Amount and Nature of	Shares to	Beneficially Owned	Beneficially Owned
Name of each selling stockholder	Beneficial Ownership	be Sold (1)	After Offering	After Offering(2)
Mark Stewart Bracken (3)	13,889	13,889	0	0%
Pierangelo Della Porta (3)	8,370	8,370	0	0%
Nicholas Jon Young (3)	1,046	1,046	0	0%
Cameron Jack Dunn (3)(4)	16,757	20,562	0	0%
Sadhana Pereira (4)	0	3,805	0	0%
Adam Mackay-Smith (4)	0	3,805	0	0%
Andrew Medlin (4)	0	3,805	0	0%
David Joseph Todd (4)	0	3,805	0	0%
Frantisek Fulin (4)	0	3,805	0	0%
Karl Burdack (4)	0	3,805	0	0%
Kim Forrest (4)	0	3,805	0	0%
Robin Maddock (4)	0	3,805	0	0%
Tony Albrecht (4)	0	3,805	0	0%
Martin Saumarez Cooper (3)(5)	31,251	31,251	0	0%
Total	71,313	109,363	0	0%

(1)	Represents the maximum number of shares that could be sold under this prospectus. The table assumes that the selling stockholders sell all of their shares being offered under this prospectus. Each selling stockholder, however, will determine the number of shares to be sold by that holder and if or when he or she will sell.

(2)	Calculated based on 89,109,870 shares of common stock outstanding as of September 12, 2005.

(3)	These persons were holders of rights to purchase shares of common stock of Ratbag prior to the acquisition and received shares of our common stock as consideration for the extinguishment of all rights to acquire shares of Ratbag.

(4)	These persons were employees of Ratbag prior to the acquisition and received rights to acquire shares of our common stock as inducements to remain employed by Ratbag after the acquisition. The rights become exercisable as described above.

(5)	Mr. Cooper was consultant, rights holder and shareholder of Ratbag and received some of his shares of our common stock as consideration for his Ratbag shares, as described above.
Plan of Distribution
     The shares of common stock to be sold in this offering are listed for trading on the NYSE. The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this Prospectus. The selling stockholders have agreed not to sell or offer to sell the shares in Australia within 12 months of the date they were issued.

     The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered through this prospectus directly or through one or more broker-dealers or agents. If the common stock is sold through broker-dealers or agents, the selling stockholder will be responsible for any commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, at negotiated prices or in a combination of any of these methods of sale or by any other method permitted under applicable law.
     The selling stockholders and any broker-dealer participating in the distribution of shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commission paid, or any discounts allowed to the broker-dealer may be deemed to be underwriting discounts or commissions under the Securities Act. Under the securities laws of some states, the shares of common stock may be sold in those states only through registered or licensed brokers or dealers.
     The selling stockholders have advised us that they are not residents of the United States and acquired the shares of common stock offered through this prospectus in a transaction outside the United States. The selling stockholders have also advised us that they have acquired their shares of common stock offered through this prospectus for investment and not for sale or distribution, except pursuant to a registration statement or an applicable exemption from registration under the Securities Act. Each of the selling stockholders has also advised us that he or she is not a registered broker-dealer and is not an affiliate of a registered broker-dealer. We do not know whether any selling stockholder will sell any or all of his or her shares of common stock under this prospectus.
     We will pay all expenses of the registration of the shares of common stock being offered under this prospectus, including SEC filing fees. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We expect that our expenses for this offering, including primarily filing fees and legal expenses, will be approximately $30,000.
     We will indemnify the selling stockholders who received their shares of our common stock as consideration for their shares of, or rights to acquire, Ratbag stock against liabilities, including some liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, in accordance with an agreement with those holders. We will be indemnified by those selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by those selling stockholders for use in this prospectus.
     Each share of common stock is sold together with stock purchase rights under our Rights Agreement with the Bank of New York, as rights agent. These rights are described in a registration statement on Form 8-A/A, Amendment No. 4 (File No. 001-12367), which we filed with the SEC on October 16, 2003. See “Documents Incorporated by Reference” below.
Legal Matters
     The validity of the issuance of the shares offered by this prospectus will be passed upon by our counsel, Blank Rome LLP, New York, New York. As of September 12, 2005, partners of Blank Rome LLP held options to purchase a total of 60,000 shares of our common stock.
Experts
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
Where You Can Find More Information
     We have filed a registration statement on Form S-3 with the SEC in connection with this offering (File No. 333-127795). In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC’s Public Reference Room at 100 F St., NE, Washington, DC 20549. You may call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet site found at “www.sec.gov” and can be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005. The SEC’s Internet site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.
     This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.
Documents Incorporated by Reference
     The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we are disclosing important information to you without restating that information in this document. Instead, we are referring you to the documents listed below, and you should consider those documents to be part of this prospectus. Information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus and the documents listed below.
     We incorporate by reference into this prospectus the documents listed below and all documents that we file in the future with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including exhibits, until this offering is terminated:
•	our annual report on Form 10-K for the year ended December 31, 2004;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

•	our current reports on Form 8-K filed on March 2, 2005, March 3, 2005, March 9, 2005, May 10, 2005, May 11, 2005, June 7, 2005, August 5, 2005, August 8, 2005 and August 26, 2005; and

•	the description of our common stock and accompanying rights contained in our registration statement on Form 8-A/A, Amendment No. 4 (File No. 001-12367) filed on October 16, 2003.
     We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference in this prospectus. You may request copies of this information in writing or orally, and we will provide it at no cost. You may contact us at:
Midway Games Inc.
2704 West Roscoe Street
Chicago, IL 60618
Attention: Deborah K. Fulton, General Counsel
Telephone: (773) 961-2222

     You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the securities referred to in this prospectus.